Exhibit 99.2

The Circular (as defined below) and the instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular.

LETTER OF TRANSMITTAL FOR COMMON SHARES OF

Reference is made to the proposed arrangement (the “Arrangement”) involving Denison Mines Corp. (“Denison”) and Fission Uranium Corp. (“Fission”) pursuant to the Arrangement Agreement in which, among other things, Denison will acquire all of the issued and outstanding common shares of Fission.

In connection with the completion of the Arrangement, Denison intends to complete a consolidation of issued and outstanding common shares of Denison (“Denison Shares”) on the basis of one New Denison Share for every two existing Denison Shares (the “Consolidation”) and complete a name change to “Denison Energy Corp.” or such other name as is determined by the Board in its sole discretion, subject to regulatory approval. Among other resolutions, the Consolidation Resolution is being submitted at the Meeting (as defined below) for approval by the holders of Denison Shares (the “Shareholders”).

This Letter of Transmittal is for use by registered holders (the “Registered Shareholders”) of Denison Shares in connection with the Consolidation. Shareholders are referred to the Notice of Special Meeting of Shareholders and Management Information Circular of Denison dated as of September 15, 2015 (the “Circular”), prepared in connection with the special meeting of Shareholders scheduled to be held on October 14, 2015 (the “Meeting”), that accompanies this Letter of Transmittal. Registered Shareholders are strongly urged to read the Circular and the instructions accompanying this Letter of Transmittal carefully before completing this Letter of Transmittal.

If the conditions precedent to the completion of the Arrangement are satisfied or waived and the Consolidation Resolution is approved by the Shareholders, shortly following the Effective Time, Denison intends to file Articles of Amendment to amend Denison’s articles to give effect to the Consolidation (the “Articles of Amendment”). The Articles of Amendment will become effective on the date shown in the Certificate of Amendment issued pursuant to applicable law and, in any event, following the Effective Time.

Following the effective time of the Articles of Amendment, a Registered Shareholder who has duly completed and signed and delivered this Letter of Transmittal, share certificates representing Denison Shares and all other required documentation, if any, will be entitled to receive one New Denison Share in exchange for every two existing Denison Shares.

No fractional New Denison Shares will be issued to Shareholders. If a Shareholder is entitled to receive a fractional New Denison Share, the number of New Denison Shares issuable to such Shareholder under the Consolidation will be rounded down to the nearest whole number of New Denison Shares and no consideration will be paid in lieu thereof.

This Letter of Transmittal is for use by Registered Shareholders only and is not to be used by beneficial holders of Denison Shares (the “Beneficial Shareholders”). A Beneficial Shareholder does not hold Denison Shares in its name but such Denison Shares are held by an Intermediary or a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and The Depositary Trust Company, in the United States) of which the Intermediary is a participant. If you are a Beneficial Shareholder, you should contact your Intermediary for instructions and assistance in receiving your New Denison Shares.

In order to receive the appropriate number of New Denison Shares pursuant to the Consolidation, Registered Shareholders are required to deposit the certificates representing the existing Denison Shares held by them with Computershare Investor Services Inc. (the “Depositary”), accompanied by this Letter of Transmittal, duly completed and signed, and all other required documents, if any. The instructions accompanying this Letter of Transmittal specify certain signature guarantees and additional documents that Registered Shareholders may be required to provide with this Letter of Transmittal. Additionally, Registered Shareholders may, upon request, be required to execute any additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the deposit and cancellation of their existing Denison Shares in exchange for the applicable New Denison Shares contemplated by this Letter of Transmittal.

Until surrendered, each certificate which immediately prior to the effective time of the Articles of Amendment represented Denison Shares will be deemed, at any time after the effective time of the Articles of Amendment, to represent only the right to receive upon such surrender a certificate representing New Denison Shares issuable pursuant to the Consolidation.

Please note that the delivery of this Letter of Transmittal, together with your certificate(s) representing the existing Denison Shares, does not constitute a vote in favor of the Consolidation. To exercise your right to vote, you must attend the Meeting, held on October 14, 2015 in person or complete and return the form of proxy that accompanied the Circular to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, at any time prior to 10:00 a.m. (Toronto time on October 9, 2015 or 48 hours prior to the time of any adjournments of the Meeting (excluding Saturdays, Sundays and holidays)).

Registered Shareholders who do not deliver their share certificates, this Letter of Transmittal, duly completed and signed, and all other required documents, if any, to the Depositary on or before the date which is six years after the effective date of the Articles of Amendment will lose their right to receive New Denison Shares for their Denison Shares. The New Denison Shares which such Registered Shareholders were entitled to receive will be delivered to Denison by the Depositary for cancellation and will be cancelled by Denison, and the interest of such Registered Shareholders in such New Denison Shares will be terminated as of such date.

TO:	COMPUTERSHARE INVESTOR SERVICES INC.
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1

AND TO:	DENISON MINES CORP.

Please read the Circular and the instructions accompanying this Letter of Transmittal carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If Denison Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different Registered Shareholder. See Instruction 2 on page 6.

In connection with the Consolidation being considered for approval at the Meeting, the undersigned hereby deposits with the Depositary the enclosed certificate(s) representing Denison Shares, details of which are as follows:

Certificate Number(s)	Name(s) in which Registered	Number of Denison Shares Represented by Certificate

TOTAL

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

It is understood that, upon receipt of the certificate(s) representing the Denison Shares deposited herewith (the “Deposited Shares”), this Letter of Transmittal, duly completed and signed, and all other required documents, if any, and following the effective time of the Articles of Amendment, the Depositary will deliver certificate(s) representing the New Denison Shares that the undersigned is entitled to receive under the Consolidation or hold such New Denison Shares for pick-up in accordance with the instructions set out below, and the certificate(s) representing the Deposited Shares will forthwith be cancelled.

The undersigned Registered Shareholder represents, warrants, covenants, acknowledges and agrees in favour of Denison that: (i) it is the registered holder of the Deposited Shares and that such Deposited Shares represent all of the Denison Shares beneficially owned, directly or indirectly, by it; (ii) such Deposited Shares are owned by it free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) it has full power and authority to execute and deliver this Letter of Transmittal and to deposit and deliver the Deposited Shares for cancellation and exchange for New Denison Shares pursuant to the Consolidation and that none of Denison, or any successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares, to any other person; (v) the surrender of the Deposited Shares complies with applicable laws; (vi) all information inserted by it into this Letter of Transmittal is complete, true and accurate; (vii) it will not transfer or permit to be transferred any of such Deposited Shares; (viii) it irrevocably constitutes and appoints the Depositary, and any other person designated by Denison in writing, as its true and lawful agent, attorney and attorney-in-fact with respect to the Deposited Shares and any distributions on such securities with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) in the name of and on behalf of the undersigned, to register or record the cancellation and exchange of such Deposited Shares for New Denison Shares on the securities register of Denison; (ix) the issuance and delivery of the appropriate number of New Denison Shares in accordance with the instructions set out below will completely discharge any and all obligations of Denison and the Depositary with respect to the matters contemplated by this Letter of Transmittal; and (x) unless the Consolidation is not implemented, the deposit of Deposited Shares pursuant to this Letter of Transmittal is irrevocable. These representations, warranties, covenants, acknowledgements and agreements shall survive the completion of the Consolidation.

Except for any proxy deposited with respect to votes on the Denison Resolutions, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Shares.

The instructions accompanying this Letter of Transmittal specify certain signature guarantees and additional documents that the undersigned may be required to provide with this Letter of Transmittal. Additionally, the undersigned may, upon request, be required to execute any additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the deposit and cancellation of the Deposited Shares in exchange for the applicable New Denison Shares contemplated by this Letter of Transmittal. The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss of such Deposited Shares shall pass only upon proper receipt thereof by the Depositary.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, legal representatives, successors and assigns of the undersigned.

The authority herein conferred, coupled with an interest, is not intended to be a continuing power of attorney within the meaning of and governed by the Substitute Decisions Act (Ontario), or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a “CPOA”). The execution of this Letter of Transmittal shall not terminate any such CPOA granted by the undersigned previously and the authority herein conferred shall not be terminated by the execution by the undersigned in the future of a CPOA, and the undersigned hereby agrees not to take any action at any time which results or may result in the termination of the authority herein conferred.

The undersigned instructs Denison and the Depositary to, promptly after the effective time of the Articles of Amendment and receipt of this Letter of Transmittal (and share certificate(s) representing the Denison Shares), issue or cause to be issued certificate(s) representing the New Denison Shares to which the undersigned is entitled pursuant to the Consolidation and mail such certificate(s) by first-class insured mail, postage prepaid, or hold such certificate(s) for pick-up, all in accordance with the instructions set out below.

If the Consolidation is not implemented for any reason, the enclosed certificate(s) representing the Denison Shares and all other ancillary documents received by the Depositary will be returned forthwith to the undersigned at the address set out below in Box A or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Denison.

It is understood that the undersigned will not receive the New Denison Shares under the Consolidation in respect of the Deposited Shares until the certificate(s) representing the Deposited Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with a duly completed and signed Letter of Transmittal and all other required documents, if any, and until the same are processed by the Depositary (which shall not occur until after the effective time of the Articles of Amendment).

By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned shall be deemed to have required that any contract in connection with the delivery of the New Denison Shares pursuant to the Consolidation through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par ceci et son acceptation au moyen de la présente lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

BOX A ISSUANCE INSTRUCTIONS ☐ issue New Denison Shares in the name of: (please print or type)

BOX B

SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the certificate(s) to which the undersigned is entitled pursuant to the Consolidation is to be sent to someone other than the person shown in Box A or to an address other than the address shown in Box A

(please print or type)
(Name)	☐ Same address as Box A; or

(Street Address and Number)

(City and Province or State)	(Name)

(Country and Postal (Zip) Code)	(Street Address and Number)

(Telephone – Business Hours)	(City and Province or State)

Social Insurance Number, Social Security Number or Tax Identification Number	(Country and Postal (Zip) Code)

(Telephone – Business Hours)

Social Insurance Number, Social Security Number or Tax Identification Number

BOX C – SPECIAL PICK-UP INSTRUCTIONS ☐ HOLD CERTIFICATE(S) FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THE DENISON SHARES WERE DEPOSITED, AGAINST A COUNTER RECEIPT

BOX D – SIGNATURE GUARANTEE Signature guaranteed by (if required under Instruction 3): (please print or type) Authorized Signature or stamp of Guarantor Name of Guarantor Address Telephone Number

BOX E – SIGNATURE

(please print or type)

Dated:

(Signature of Registered Shareholder or Authorized Representative. See Instruction 2)

(Signature of any joint holder)

(Name of Registered Shareholder)

(Name of Authorized Representative, if applicable)

(Social Insurance Number, Social Security Number or Tax Identification Number)

(Daytime Telephone Number of Registered Shareholder or Authorized Representative)

(Daytime Facsimile Number of Registered Shareholder or Authorized Representative)

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	Registered Shareholders should read the accompanying Circular carefully prior to completing this Letter of Transmittal.

(b)

This Letter of Transmittal duly completed and signed (or an originally signed facsimile copy thereof) together with accompanying certificates representing the Deposited Shares and all other required documents, if any, must be sent or delivered to the Depositary at the address set out on the back of this Letter of Transmittal. In order to receive New Denison Shares under the Consolidation in exchange for Denison Shares, it is recommended that the foregoing documents be received by the Depositary at the address set out on the back of this Letter of Transmittal as soon as practicable after the receipt of this Letter of Transmittal by the Registered Shareholder.

(c)

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Denison Shares and all other required documents, if any, is at the option and risk of the Registered Shareholder and delivery will be deemed effective only when such documents are actually received by the Depositary. Denison recommends that the necessary documentation be hand delivered to the Depositary at the address set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Delivery to an office other than to the specified office of the Depositary does not constitute delivery for this purpose. Shareholders whose Denison Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in receiving their New Denison Shares.

(d)

All questions as to the validity, form and acceptance of any Denison Shares will be determined by Denison in its absolute discretion and such determination shall be final and binding. Denison reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or any accompanying documents received by it.

2.	Signatures

This Letter of Transmittal must be completed and signed by the Registered Shareholder or by such holder’s duly authorized representative (in accordance with Instruction 4 below).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a certificate(s) representing New Denison Shares is to be issued to a person other than the registered owner(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

(c)

If any of the Deposited Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited Shares.

3.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Denison Shares or if the certificate(s) representing New Denison Shares is to be issued in a name other than the registered owner(s) of the Denison Shares, such signature must be guaranteed in Box D by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association, or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Denison or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

All certificate(s) representing New Denison Shares to be issued in exchange for the Deposited Shares will be issued in the name of the person indicated in Box A and delivered to the address indicated in Box A (unless another address has been provided in Box B). If any certificate(s) representing New Denison Shares are to be held for pick-up at the office of the Depositary set out on the back of this Letter of Transmittal, complete Box C. In all cases, one of (i) Box A, (ii) Box A and Box B, or (iii) Box A and Box C should be completed. If one of these options is not completed, any certificate(s) representing New Denison Shares issued in exchange for the Deposited Shares will be issued in the name of the registered holder of the Deposited Shares and will be mailed to the last address of the registered holder of the Deposited Shares as it appears on the securities register of Denison. Any certificate(s) mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.	Lost Certificates

If any certificate representing outstanding Denison Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will cause to be issued in exchange for such lost, stolen or destroyed certificate, a certificate representing New Denison Shares deliverable in respect thereof in accordance with this Letter of Transmittal as determined in accordance with the Consolidation. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing New Denison Shares is to be issued may be required, as a condition precedent to the issuance thereof, to give a bond satisfactory to Denison and the Depositary in such amount as Denison and the Depositary may direct or otherwise indemnify Denison and the Depositary in a manner satisfactory to Denison and the Depositary against any claim that may be made against Denison and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

7.	Return of Certificates

If the Consolidation is not implemented for any reason, the enclosed certificate(s) representing Denison Shares and all other ancillary documents received by the Depositary will be returned forthwith to the undersigned at the address set out in Box A or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Denison.

8.	Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for Denison Shares, additional certificate numbers and number of Denison Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Denison Shares are registered in different forms (e.g., “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits of Denison Shares will be accepted and no fractional New Denison Shares will be issued.

(d)

Additional copies of this Letter of Transmittal and the Circular may be obtained from the Depositary at the address set out on the back of this Letter of Transmittal. This Letter of Transmittal and the Circular are also available at www.sedar.com under Denison’s profile.

(e)	Facsimile copies of this Letter of Transmittal, duly completed and signed, will be accepted.

(f)	This Letter of Transmittal will be construed in accordance with and be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

9.	Privacy Notice

The Depositary is committed to protecting personal information. In the course of providing services, the Depositary receives non-public personal information about shareholders from transactions the Depositary performs, forms a shareholder may send to the Depositary or other communications the Depositary may have with a shareholder and its representatives. This information could include a shareholder’s name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer a shareholder’s account, to better serve client needs and for other lawful purposes relating to its services. The Depositary has prepared a Privacy Code to tell shareholders more about its information practices and how their privacy is protected. It is available at the Depositary’s website, at www.computershare.com, or by writing to the Depositary at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. The Depositary will use any information a Shareholder provides with this Letter of Transmittal in order to process a Shareholder’s request and will consider a Shareholder’s submission of this Letter of Transmittal as its consent to the above.

THE DEPOSITARY FOR THE CONSOLIDATION IS:

Computershare Investor Services Inc.

The office of the Depositary is:

By Registered Mail, Mail, Hand or Courier

Computershare Investor Services Inc.

100 University Avenue, 8th Floor

Toronto, ON, M5J 2Y1

Telephone: 1-800-564-6253 / 514-982-7555

Facsimile: . 905-771-4082

E-Mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by holders of Denison Shares to the Depositary at the telephone number, e-mail address or location set out above.